THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX. Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

PlayUp has made public the following announcement of a material development:

PlayUp to acquire TopBetta and Mad Bookie

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Retail bookmaking assets to form integral part of PlayUp’s expanding Australian wagering operations
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PlayUp will engage TBH for ongoing software and services
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The PlayChip to be integrated into TopBetta and Mad Bookie following completion of sale

23 April 2018 – PlayUp Limited (PlayUp) has entered into a binding, conditional heads of agreement to acquire the retail bookmaking subsidiary of Sydney-based TopBetta Holdings Limited (ASX: TBH) (TBH) which includes the well-regarded ‘TopBetta’ and ‘Mad Bookie’ brands.

TBH is an ASX-listed company and a global provider of online wholesale and retail wagering products and services. The TopBetta and Mad Bookie brands form TBH’s retail wagering, fantasy tournament and content business and, once the sale is completed, will complement PlayUp’s rapidly growing wagering operations.

The acquisition is an important part of PlayUp’s corporate growth strategy as it seeks to list on both the ASX and NASDAQ through a merger with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF) (see below).

PlayUp is seeking acquisitions of cash-based fantasy sports betting platforms as well as other wagering operators globally recognizing the opportunity that is emerging within the global online sports and gaming sector. PlayUp will then integrate a new turnkey universal gaming ‘token’ cryptocurrency solution known as the ‘PlayChip’ into these and other independent gaming platforms. PlayChip will be the world’s largest fully integrated blockchain enabled cryptocurrency for gaming and wagering.

PlayUp CEO Daniel Simic commented: “TBH has aggressively grown its Australian retail and wholesale businesses. Following the acquisition, PlayUp will be engaging TBH to provide PlayUp with a range of ongoing technology, software and services and we’re excited to be working with them in this way.”

“Once TopBetta and Mad Bookie are part of PlayUp’s ecosystem they will deliver significant incremental gross gaming revenue to PlayUp as well as grow our local user base. We will also be integrating the PlayChip into TopBetta and Mad Bookie, providing users with an additional universal currency option.”

PlayUp Background:
PlayUp is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. PlayUp currently has more than 400,000 registered users and is represented by global sporting icons such as Brett Lee, who has amassed a social network of over 4 million sports fans.

PlayUp currently employs 27 fulltime employees with offices in Sydney (HQ), Melbourne, Darwin and Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited, is a licensed gambling operator in Australia.

The PlayChip Utility Token
PlayUp will deliver the world’s first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem. Underpinning its ecosystem, is the PlayChip Utility Token – a crypto-currency built on the Ethereum blockchain, specifically designed for use as a universal payment and rewards system for gaming and wagering.

The PlayChip will form the foundation to facilitate the decentralisation of the PlayUp platform and allow sports fans to connect, compete and collect, irrespective of their location.

* As announced on 09 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirements, upon the completion of the merger it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

- Announcement Ends –

* Please refer to TBH’s announcement filed on the ASX

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com